UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2006

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Changes to KT`s ownership in KTF shares

Reporting date		Shares owned by KT
		Description	Number of shares	Ratio (%)
		Common	93,000,528	46.22
Previous reporting date	May 2, 2006	Preferred	—	—

		Total	93,000,528	46.22

		Common	94,717,528	47.07
Current reporting date	June 2, 2006	Preferred	—	—

		Total	94,717,528	47.07

		Common	1,717,000	0.85
Changes		Preferred	—	—

		Total	1,717,000	0.85

Notice of Investor Relations

1. Details of meeting	Date	June 5, 2006

	Place	Major cities in the UK and Italy

2. Target Participants		Institutional Investors

3. Purpose of IR		NDR in Europe

4. Method of IR		One-on-one Meeting

5. Sponsoring institutions		BNP Paribas Securities

6. Key topics to be presented		2006 1st quarter results and business plan

7. Others		period : 2006.6.5 ~ 2006.6.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director